UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.  )*

Finch Therapeutics Group, Inc.
-----------------------------------------------------------------------------
(Name of Issuer)
-----------------------------------------------------------------------------

Common Stock, $0.001 par value per share
-----------------------------------------------------------------------------
(Title of Class of Securities)

31773D101
-----------------------------------------------------------------------------
(CUSIP Number)

Nicholas Haft
OMX Ventures, LLC
One Overlook Point, Suite 100
Lincolnshire, IL  60060
(847) 634-2389
-----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which  would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSON
	Nicholas Haft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	United States of America

	7	SOLE VOTING POWER
NUMBER OF		3,849,226
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		143,831
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON		3,849,226

	10	SHARED DISPOSITIVE POWER
		143,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,993,057

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	8.5%

14	TYPE OF REPORTING PERSON
	IN

Item 1.       Security and Issuer

This statement relates to the Common Stock, $0.001 par value per share (“Common Stock”), of Finch Therapeutics Group, Inc., which is located at 200 Inner Belt Road, Suite 400, Somerville, MA  02143.

Item 2.       Identity and Background

(a) The reporting person is Nicholas Haft.

(b) The business address of the reporting person is OMX Ventures, LLC, One Overlook Point, Suite 100, Lincolnshire, IL  60060.

(c) The principal occupation or employment of the reporting person is Managing Director of OMX Ventures, LLC, a venture capital firm located at One Overlook Point, Suite 100, Lincolnshire, IL  60060.

(d) The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration

With respect to shares of Common Stock acquired by conversion, the source of the consideration was portfolio securities held by affiliates of the reporting person, as set forth below in more detail in Item 5(c).  With respect to shares of Common Stock acquired by purchase, the source of the consideration was investment funds of an affiliate of the reporting person in the aggregate amount of $14,999,967.

Item 4.       Purpose of Transaction

The purpose of the acquisitions described herein is investment.

The reporting person is a director of the issuer and, as such, is involved in making material business decisions regarding the issuer’s policies and practices and may be involved in the consideration of various proposals considered by the issuer’s board of directors.  Except for actions in his capacity as a director of the issuer, the reporting person does not at this time have any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer’s business or corporate structure; changes in the issuer’s charter, bylaws or instruments corresponding hereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the issuer to be delisted from a national securities exchange; a class of equity securities of the issuer becoming eligible for termination of registration; or any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer

(a) The reporting person beneficially owns 3,993,057 shares of Common Stock, representing 8.5% of the outstanding Common Stock.

(b) The reporting person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 3,849,226 shares of Common Stock.  The reporting person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 143,831 shares of Common Stock.

     As to shares of Common Stock with shared voting and dispositive power, that power is shared with bpd US Investment s.r.o., a venture capital firm organized as a Czech Republic limited liability company and whose principal office is located at The Blox Building, Evropska 2758 / 11, 160 00 Prague 6, Czech Republic.  Insofar as the reporting person is aware, bpd US Investment s.r.o. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The reporting person has effected the following transactions in the Common Stock during the past sixty days.

    On March 19, 2021, the reporting person indirectly acquired 882,351 shares of Common Stock at a price of $17.00 per share in connection with the initial public offering of the Common Stock.

    On March 23, 2021, the reporting person indirectly acquired 3,110,706 shares of Common Stock as a result of the automatic conversion of classes of preferred stock of the issuer due to the successful closing of the initial public offering of Common Stock.  Of these, 316,773 shares of Common Stock were issued upon conversion of Series A preferred stock; 1,064,466 shares of Common Stock were issued upon conversion of Series B preferred stock; 578,986 shares of Common Stock were issued upon conversion of Series C preferred stock; and 1,150,481 shares of Common Stock were issued upon conversion of Series D preferred stock.

(d) The right to receive dividends from, and proceeds from the sale of, all of the shares of Common Stock disclosed here is held by various limited liability companies that are the record owners of such shares.

Item 6.       Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Lock-Up Agreement

The reporting person has agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 180 days after March 18, 2021, without first obtaining the written consent of BofA Securities, Inc., Jefferies LLC and Evercore Group L.L.C. Specifically, the reporting person has agreed, with certain limited exceptions, not to directly or indirectly:

• offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock;
• exercise any right with respect to the registration of any of the Common Stock, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith; or
• enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise.

The exceptions to the restrictions in the immediately preceding paragraph permit the reporting person, subject to certain restrictions, to transfer the Common Stock:

• as a bona fide gift or gifts, including bona fide gift or gifts to a charitable organization or educational institution;
• to any immediate family member or any trust;
• to any corporation, partnership, limited liability company, or other entity, all of the beneficial ownership interests of which are held by the person subject to the lock-up;
• to affiliates or to any investment fund or other entity controlled or managed by the person subject to the lock-up;
• by will, other testamentary document or intestate succession;
• by operation of law pursuant to orders of a court or regulatory agency, a domestic order or negotiated divorce settlement;
• pursuant to any contractual arrangement that provides for the repurchase by the company of securities of the company held by the person subject to the lock-up in connection with the termination of employment with, or service to, the company;
• by surrender or forfeiture of shares of Common Stock or other securities of the company to the company to satisfy tax withholding obligations upon exercise or vesting or the exercise price upon a cashless net exercise, in each case, of stock options, restricted stock, other equity awards, warrants or other rights to acquire shares of Common Stock; or
• pursuant to a bona fide tender offer for shares of the company’s securities, merger, consolidation or other similar transaction made to all holders of the company’s securities that has been approved by the company’s board of directors, which results in any person or group of persons becoming the beneficial owners (as defined in Rules 13d-3 and

13d-5 of the Act) of 90% of the outstanding voting securities of the company (or the surviving entity).

This lock-up provision applies to Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Common Stock. It also applies to Common Stock owned or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Third Amended and Restated Stockholders Agreement

The limited liability companies that are the record owners of the shares of Common Stock reported herein, together with certain other stockholders of the issuer, have entered into a Third Amended and Restated Stockholders Agreement that provides for registration rights with respect to the shares of Common Stock covered thereby.  Upon the closing of the issuer’s initial public offering, shares of Common Stock covered thereby (“registrable securities”) became entitled to certain rights with respect to registration of such shares under the Securities Act of 1933 (“Securities Act”).

Demand Registration Rights:  At any time beginning 180 days following March 18, 2021, the holders of at least 20% of the registrable securities then outstanding have the right to make up to two demands that the issuer file a registration statement under the Securities Act subject to specified conditions and exceptions. Such request for registration must cover shares with an anticipated aggregate offering price to the public of at least $25 million.

Piggyback Registration Rights:  If the issuer registers any securities for public sale, the holders of its registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement, subject to specified exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in such registration statement, but not below 25% of the total amount of securities included in such registration.

Registration on Form S-3:  If the issuer is eligible to file a registration statement on Form S-3, the holders of at least 20% of the registrable securities then outstanding have the right to demand that the issuer file registration statements on Form S-3, provided that the aggregate amount of securities to be sold under the registration statement is at least $5.0 million, net of underwriting discounts and commissions and specified expenses. The issuer is not obligated to effect a demand for registration on Form S-3 by holders of its registrable securities more than two times during any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration:  The issuer will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights:  The demand, piggyback and Form S-3 registration rights described above will terminate on the earliest to occur of (1) the closing of a deemed liquidation event, as defined in the issuer’s certificate of incorporation, (2) the five-year anniversary of the closing of the issuer’s initial public offering and (3) with respect to each stockholder, at such time as Rule 144 under the Securities Act or another similar exemption is available for the sale of all of such holder’s shares without limitation during a three-month period without registration.

Item 7.       Material to be Filed as Exhibits

Exhibit	Description
EX-99.1	Form of Lock-Up Agreement
EX-99.2
Third Amended and Restated Stockholders Agreement by and among the registrant and certain of its stockholders, dated as of September 2, 2020 (incorporated by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form S-1 (SEC 333-253622), filed with the SEC on February 26, 2021).

[SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 29, 2021

Signature:	/s/ Nicholas Haft
Name:	Nicholas Haft